                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            LINDAL CEDAR HOMES, INC.
                       (Name of Subject Company (Issuer))

                                ROBERT W. LINDAL
                                SIR WALTER LINDAL
                                MARTIN J. LINDAL
                               DOUGLAS F. LINDAL.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    535130108
                      (CUSIP Number of Class of Securities)

                                  DENNIS GREGG
                             CHIEF FINANCIAL OFFICER
                4300 SOUTH 104TH PLACE SEATTLE, WASHINGTON 98178
                                 (206) 725-0900
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)


                                    COPY TO:
                                MICHAEL STANSBURY
                                PERKINS COIE LLP
                          1201 THIRD AVENUE, 48TH FLOOR
                                SEATTLE, WA 98101
                                 (206) 583-8888

                                DECEMBER 14, 2000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]     third-party tender offer subject to Rule 14d-1.

        [X]     issuer tender-offer subject to Rule 13e-4.

        [X]     going private transaction subject to Rule 13e-3.

        [ ]     amendment to Schedule 13D under Rule 13d-2



        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 12. EXHIBITS.



(a)(1) Text of Press Release dated December 14, 2000, issued by Lindal Cedar Homes, Inc.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER     EXHIBIT NAME
-------    ------------
(a)(1)     Text of Press Release dated December 14, 2000, issued by Lindal Cedar
           Homes, Inc.



                                      -2-